Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2023

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated August 17, 2023, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: August 17, 2023	By	/s/ J.H.P.M van Rossum
J.H.P.M van Rossum
Executive Vice President and Head of Corporate Financial Center

August 17, 2023 1H23 results press release

Aegon reports first half year 2023 results

Starting the next chapter of Aegon’s transformation with solid 1H 2023 performance

•	IFRS results from now on reported under the new insurance accounting standard IFRS 17

•	Net loss of EUR 199 million reflects previously announced investments and assumption updates in the US

•	Operating result increases by 3% compared with the first half of 2022 to EUR 818 million

•

Operating capital generation before holding funding and operating expenses increases by 13% compares with the first half of 2022 to EUR 620 million reflecting business growth and improved claims experience

•	The capital ratios of main units remain above their respective operating levels; Group Solvency II ratio amounts to 202%

•	Cash Capital at Holding decreases to EUR 1.3 billion, mainly as a result of capital returns to shareholders

•	2023 interim dividend increases by EUR 0.03 compared with 2022 interim dividend to EUR 0.14 per common share

•	Transaction combining Aegon’s Dutch businesses with a.s.r. closed in July; related EUR 1.5 billion share buyback has begun

•

Strong sales growth in US, UK Workplace business, and life insurance businesses in China and Brazil. Sales momentum in asset management and UK Retail businesses affected by challenging market conditions

Statement of Lard Friese, CEO

“Aegon had a solid first half of the year. Our operating result increased by 3% compared with the same period in 2022, and reflects improved results in all insurance units while asset management was negatively impacted by a challenging market environment. Our net result was a loss of EUR 199 million, and reflects previously announced items in the US that will position us well for future growth. Our operating capital generation was strong, driven largely by our US business. The capital ratios of our main units remained above their respective operating levels in the first half of 2023. These results provide a solid basis to raise the interim dividend by 3 eurocents compared with the 2022 interim dividend to 14 eurocents per share.

In the US, Transamerica performed well. New Life sales increased by 17% compared with the previous year, driven by another strong increase in the number of World Financial Group (WFG) agents, now at a record-high of 70,000. Written sales of mid-sized retirement plans increased almost 70%, driven largely by a pooled plan sale of USD 1.7 billion. Aegon’s UK Workplace solutions platform also continued to deliver strong results, with a significant increase in net deposits driven by the onboarding of new schemes and higher net deposits on existing schemes. We also saw increased sales in our partnerships in China and Brazil. At the same time, results at Aegon’s asset management and UK Retail businesses continued to be affected by adverse market conditions.

We took significant steps in our transformation. We completed the sale of Aegon’s insurance, pension and asset management business in Central and Eastern Europe, and we announced the sale of our stake in our business in India. In addition, we closed the transaction with a.s.r. for which Aegon received EUR 2.2 billion and a 29.99% stake in a.s.r., and we have started the related EUR 1.5 billion share buyback program.

Now we have begun the next chapter in our transformation. At our 2023 Capital Markets Day held in June, we outlined how we will invest in our Strategic Assets. In the US, we will ensure that Transamerica captures its full potential and becomes America’s leading middle market life insurance and retirement company. At the same time, Transamerica will continue to reduce its exposure to Financial Assets and to improve the level and predictability of capital generation. In this respect, we welcome the fact that we have been able to execute an additional reinsurance transaction on 14,000 universal life policies with secondary guarantees, generating approximately USD 225 million of capital that will be used to further reduce Aegon’s exposure to Financial Assets over time. Together with the prior reinsurance transaction undertaken in 2021, a total of 25% of the statutory reserves backing these policies have now been reinsured.

As part of our strategy, we are also investing in our partnerships. Aegon Asset Management and La Banque Postale have extended their partnership via their joint venture, La Banque Postale Asset Management (LBP AM), through to 2035. Through our shareholding, Aegon has also participated in LBP AM’s acquisition of La Financière de l’Echiquier, which will accelerate LBP AM’s growth strategy. In the UK, Aegon has extended its partnership with Nationwide Building Society (NBS) under which Aegon UK will integrate NBS’ financial planning teams in order to support its strategy to be the leading digital platform provider in the workplace and retail markets. In addition, Aegon has increased its economic ownership in its Brazilian joint venture, Mongeral Aegon Group, to almost 60%.

I would like to thank our colleagues for all their hard work and dedication in ensuring the success of our ongoing transformation.”

Please note that all comparisons are versus the first half of 2022 unless stated otherwise.

Contact details and dial-in information can be found at the end of this press release, on page 24.

August 17, 2023 1H23 results press release

Strategy

Aegon’s ambition is to build leading businesses that offer customers investment, protection and retirement solutions. Its portfolio of businesses includes fully owned subsidiaries in the US, UK and a global asset manager. In addition, Aegon has partnerships in Spain & Portugal, Brazil, and China, which create value by combining the strength of local partners with Aegon’s international expertise. In the Netherlands, Aegon generates value via a strategic shareholding in a market leading insurance and pensions company. The company is taking significant steps to improve its performance and create value for all of its stakeholders.

Aegon’s businesses in the US have been divided into Financial Assets and Strategic Assets. The aim is to reduce Aegon’s exposure to Financial Assets and improve the predictability of capital generation from these assets. Capital is to be reallocated to growth opportunities in Strategic Assets, growth markets and the global asset manager. Exposure to businesses outside of Aegon’s core focus has been largely eliminated over recent years with the announced divestment of the associate business in India in July 2023 being the most recent milestone.

Throughout its transformation, Aegon aims to maintain a solid capital position in its business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios. This is underscored by the capital strength conveyed in this press release.

Transaction with a.s.r.

On July 4, 2023, Aegon announced the completion of the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r., and the beginning of its asset management partnership with a.s.r. As part of the transaction, Aegon received EUR 2.2 billion in cash proceeds and a 29.99% stake in a.s.r. The associated EUR 1.5 billion share buyback program has commenced and is expected to be completed on or before June 30, 2024. In light of the transaction, Aegon the Netherlands is no longer reported as a separate segment, and its first half 2023 result is included in Other income in the income statement.

2023 Capital Markets Day

On June 22, 2023, Aegon hosted a Capital Markets Day (CMD) to provide an update on its strategy and medium-term financial targets. This included plans to profitably grow its businesses and maximize the value from its Financial Assets, with a focus on Aegon’s largest business unit, Transamerica. Four key priorities to create value for shareholders were identified:

1.

Change the group profile: Following the completion of the transaction with a.s.r., Aegon intends to transfer its legal seat to Bermuda and the Bermuda Monetary Authority (BMA) will then assume the role of group supervisor. Aegon continues to sharpen its operating model to accelerate the strategy to create leading businesses.

2.

Increase Transamerica’s value: Aegon’s ambition is to build America’s leading middle market life insurance and retirement company. Over the next three years, Transamerica is expected to improve the quantum and quality of its capital generation, while reducing its exposure to Financial Assets.

3.

Drive improvement and value creation in the rest of the portfolio: Aegon continues to strengthen its UK and asset management businesses to facilitate them in building leading positions in their markets. Aegon is also investing to grow its highly successful joint ventures in Aegon International and Asset Management.

4.

Manage capital actively: Aegon will continue to be a rational and disciplined allocator of capital, looking to utilize its significant financial flexibility at the Holding to create value for our shareholders.

This next chapter in Aegon’s strategy is expected to lead to an increase of operating capital generation from its units to around EUR 1.2 billion, and of free cash flow to around EUR 800 million by 2025. The dividend per share is targeted to increase to EUR 0.40 over 2025, barring unforeseen circumstances and subject to the necessary approvals. Gross financial leverage is expected to reduce to EUR 5.0 billion.

August 17, 2023 1H23 results press release

  Business update Americas

Aegon Americas				unaudited

Business update

USD millions	Notes	1H 2023	1H 2022%
Strategic Assets KPIs

World Financial Group (WFG)
Number of licensed agents (end of period)		69,846	58,263	20
Number of multi-ticket agents (end of period)		34,265	30,589	12
Transamerica’s market share in WFG (US Life)		64%	60%	7

Individual Life
Earnings on in-force (Individual Life excl. WFG and Universal Life)		324	240	35
New business strain		164	147	12

Retirement Plans
Earnings on in-force (Retirement Plans excl. SPGA annuities)		45	37	22

Written sales mid-sized plans		3,604	2,128	69
Net deposits/(outflows) mid-sized plans		995	756	32

Individual Retirement Accounts AuA		9,539	8,104	18
General Account Stable Value AuA		10,732	10,102	6
Financial Assets KPIs

Operating Capital Generation[1]		159	84	90
Capital employed in Financial Assets (at 400% RBC ratio)		4,082	4,389	(7)
Variable Annuities dynamic hedge effectiveness ratio (%)[2]		98%	98%	-
NPV of LTC rate increases approved since end-2022		86	n/a	n/a

New business KPIs

Individual Solutions		233	200	17
Workplace Solutions		43	43	1

New life sales (recurring plus 1/10 single)	2, 7	276	243	14

New premium production accident & health insurance		61	84	(27)

Individual Solutions		(2,841)	(4,682)	39
Workplace Solutions		(1,158)	(27)	n.m.
Net deposits/(outflows)	7	(3,999)	(4,709)	15

1. Includes the capital generation of Universal Life for all periods. The classification of Universal Life has been changed to Financial Assets at the 2023 Capital Markets Day.

2. Dynamic Hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.

Transamerica – Aegon’s business in the United States – has a long and proud history of making financial services available to the many, not just the few. The company aims to accelerate growth and build America’s leading middle market life insurance and retirement company.

Business update Individual Solutions

In the US Individual Solutions business, Transamerica’s strategy has two focus areas. Transamerica will invest further in World Financial Group (WFG), its life insurance distribution network. Its ambition is to increase the number of WFG agents to 110,000 by 2027, while at the same time improving agent productivity. Additionally, Transamerica will invest in its product manufacturing capabilities and operating model to position its individual life insurance business for further growth, with distribution through both WFG and third-parties.

August 17, 2023 1H23 results press release

World Financial Group

WFG expanded the size of the salesforce to 69,846 licensed agents by the end of the first half year of 2023, which is an increase of 20% compared with a year earlier. Driven by actions to improve agent productivity, the number of multi-ticket agents – agents selling more than one life policy per 12 months – has increased by 12% compared with a year earlier to 34,265 agents.

New life sales

By 2027, Transamerica targets around USD 750 million of annual new life sales. In the first half of 2023, the Individual Solutions business generated new life sales of USD 233 million, which is an increase of 17% compared with the first half of last year. This was driven by the record-high number of WFG agents. The improved service experience for WFG agents, combined with the continued competitiveness of Transamerica’s products, led to a market share in the WFG distribution channel in the US of 64% in the first half of 2023, compared with 60% in the same period of 2022.

The increase in new life sales was driven by the indexed universal life product line, which is the main product that is marketed through WFG. Pricing adjustments and increased sales in the brokerage channel supported the sales growth of term life, offsetting lower whole life final expense sales.

Individual Life – operating capital generation contributions

Transamerica aims to increase the earnings on in-force from Individual Life excluding the contributions from WFG and the legacy Universal Life portfolio to between USD 700 and USD 725 million for the full-year 2027. In the first half of 2023, earnings on in-force were USD 324 million, an increase of 35% compared with the first half of 2022, reflecting significant growth in this Strategic Asset.

Capital requirements and acquisition costs related to increased new life sales drove an increase in new business strain, which represents a drag on current period operating capital generation, but results in future earnings on in-force. New business strain for individual life increased from USD 147 million in the first half of 2022 to USD 164 million in the current reporting period.

Net deposits

Net outflows for Mutual Funds improved from USD 1.7 billion in the first half of 2022 to USD 246 million in the current reporting period. While gross deposits in Mutual Funds were 30% down compared with the first half of 2022 due to a general lack of market confidence, redemptions in the first half of this year were lower compared with a year earlier and therefore led to an improvement in net deposits.

Net outflows in Variable Annuities amounted to USD 2.2 billion in the first half-year compared with USD 2.7 billion in the first half of 2022, in line with expectations. This is mainly a consequence of lower account values compared with the prior year period as a result of market movements, and outflows related to the lump-sum buyout program in the first month of last year.

Net outflows in the run-off Fixed Annuities book amounted to USD 424 million in the first half of 2023 compared with USD 317 million of net outflows in the same period of last year. These were driven by higher surrender rates for traditional fixed annuity products.

Business update Workplace Solutions

In the US Workplace Solutions business, Transamerica aims to increase earnings on in-force from its retirement business to between USD 275 and USD 300 million in 2027. The business provides recordkeeping and investment services for US defined contribution and defined benefit plans, and advice to plan participants. With a focus on the mid-sized and pooled employer retirement plan market, Transamerica invests to leverage its capabilities as a recordkeeper with the ambition to materially increase penetration of the ancillary products and services it offers.

August 17, 2023 1H23 results press release

Retirement Plans – earnings on in-force

In the first half of 2023, the Retirement Plan business – excluding the single premium guaranteed annuities (SPGA) business – contributed USD 45 million of earnings on in-force. This was an increase of USD 8 million compared with the prior year period, mainly from the general account stable value product.

Written sales of mid-sized plans

Written sales of mid-sized plans were USD 3.6 billion in the first half of 2023, an increase of USD 1.5 billion compared with the first half of 2022. The main driver of the increase was a USD 1.7 billion pooled plan sale – that included 1,400 individual employer plans - in the first quarter of 2023.

Net deposits

Retirement Plans saw net outflows of USD 1.0 billion in the first half-year of 2023, while the same period last year saw net deposits of USD 70 million. Net deposits for mid-sized plans amounted to USD 995 million compared with USD 756 million of net deposits in the first half year of 2022, which reflects the strong written sales in prior periods, as well as lower withdrawals. In the first half of 2023, the Large-Market segment of Retirement Plans saw net outflows of USD 2.7 billion compared with net outflows of USD 1.2 billion in the prior year period. A portion of the Large-Market withdrawals were retained in individual retirement accounts (IRAs), which generated USD 694 million of net deposits supported by asset consolidation and customer retention efforts.

Account balances

Transamerica strives to grow and diversify revenue streams by expanding both the general account stable value product and IRAs. Assets under management in the general account stable value product have increased from USD 10.1 billion at the end of the first half of 2022 to USD 10.7 billion on June 30, 2023. The general account stable value product provides principal protection for customers and is attractive in the current rising interest rate environment. IRA account balances have increased to USD 9.5 billion at the end of the first half of 2023, driven by both net deposits and favorable markets over the past year. This compares with USD 8.1 billion of IRA assets at the end of the first half-year of 2022.

New life sales

New life sales in Workplace Solutions were USD 43 million and were stable compared with the prior year period.

New premium production accident & health

For accident & health insurance, new premium production was USD 61 million, a decrease of USD 23 million compared with the prior year’s first half. This was mainly driven by lower sales to existing employee groups.

Business update Financial Assets – in-force management

Financial Assets are blocks of business that are capital intensive with relatively low returns on capital employed. New sales for these blocks are limited and focused on products with higher returns and moderate risk profiles. Transamerica is actively managing variable annuities with interest rate sensitive riders, fixed annuities, and long-term care as Financial Assets. Since the 2023 CMD, the legacy Universal Life portfolio and Single Premium Group Annuities (SPGA) have been added as a Financial Asset. Transamerica will take in-force management actions on Financial Assets which are expected to release USD 1.2 billion of capital before year-end 2027.

Universal Life

The legacy Universal Life portfolio includes a portfolio of Secondary Guarantee Universal Life (SGUL) policies. In July 2023, Transamerica agreed to reinsure USD 1.4 billion of statutory reserves of the SGUL portfolio to Wilton Re. The transaction will reduce exposure to mortality risk, and covers around 14,000 policies and 12% of the total reserves backing this product line. In total, the transaction generates around USD 225 million of capital, of which USD 50 million is from reduced required capital. Transamerica plans to use this capital to support its ongoing management action of buying back universal life policies from institutional owners. Together with the prior reinsurance transaction undertaken at the end of 2021, a total of 30% of the net amount at risk and 25% of the statutory reserves backing the SGUL portfolio have now been reinsured.

August 17, 2023 1H23 results press release

Variable Annuities

The variable annuity portfolio is a legacy block that will run off over time, and that has been de-risked by dynamically hedging all guaranteed benefits embedded in the contracts. In the first half of 2023, Transamerica achieved a hedge effectiveness of 98% for the hedge program, continuing its strong track record of hedging these guarantees against financial market risks.

Long-term care

Transamerica is actively managing its long-term care business, primarily through premium rate increase programs. The company continues to work with state regulators to get pending and future actuarially justified rate increases approved, and announced at the 2023 CMD a target to achieve an additional net present value of USD 700 million of premium rate increases. The total value of state approvals for premium rate increases achieved since the beginning of 2023 amounts to USD 86 million, which is 12% of the new target.

Operating capital generation from Financial Assets

Financial Assets had USD 4.1 billion of capital employed at June 30, 2023, and reported USD 159 million of operating capital generation in the first half of 2023. Compared with the first half of 2022, operating capital generation increased by USD 75 million, driven by improved mortality claims experience and management actions, partly offset by continued outflows and normalizing morbidity claims experience.

August 17, 2023 1H23 results press release

Business update United Kingdom

United Kingdom			unaudited

Business update

GBP millions	Notes	1H 2023	1H 2022%

Retail platform		(1,137)	(66)	n.m.
Workplace Solutions platform		1,505	1,107	36
Total platform business		368	1,041	(65)
Traditional products		(524)	(500)	(5)
Total platform and traditional business		(155)	541	n.m.
Institutional		3,025	(1,548)	n.m.
Total net deposits/(outflows)	7	2,870	(1,007)	n.m.

New life sales (recurring plus 1/10 single)	2,5,7	9	12	(23)

Strategic KPIs

Annualized revenues gained/(lost) on net deposits		(6.0)	(4.0)	(50)
Platform expenses / AuA (bps)		24 bps	20 bps

In the United Kingdom, Aegon’s strategy is to be the leading digital platform provider in the workplace and retail markets, and to drive forward its pension and investment propositions for the benefit of all of its customers, advisers and employers.

Strategic developments

In April 2023, Aegon announced the sale of its UK individual protection book to Royal London. Aegon UK has reinsured the portfolio to Royal London, and will ultimately transfer legal ownership to Royal London through a Part VII transfer in 2024, subject to court approval. The individual protection book has been closed for new business.

On August 10, 2023, Aegon announced an extension of its strategic partnership with Nationwide Building Society (NBS), under which NBS’ financial planning teams will move to Aegon UK. Those teams service around 90,000 existing Aegon clients. In addition, under the extended partnership with NBS, Aegon UK will continue to provide the platform on which NBS members manage their investments. The transaction supports Aegon’s strategy to focus on the core Retail and Workplace platform activities in the UK, as part of Aegon’s ambition to create leading businesses in its chosen markets.

Business update

Net deposits

Net deposits in the Workplace segment of the platform amounted to GBP 1.5 billion in the first half of 2023 compared with net deposits of GBP 1.1 billion in the same period of 2022. The increase was driven by the onboarding of new schemes and higher net deposits on existing schemes. For Retail, net outflows amounted to GBP 1.1 billion in the first half of 2023 compared with net outflows of GBP 66 million in the prior year period. This reflects reduced customer activity because of the current macro-economic environment, as well as an industry-wide reduction of transfers from defined benefit to defined contribution pensions.

Net outflows in Traditional products amounted to GBP 524 million, as this book gradually runs off. For the Institutional business, net deposits amounted to GBP 3.0 billion in the first half of 2023, driven by the onboarding of a large client, whereas net outflows amounted to GBP 1.5 billion in the same period of 2022. The Institutional business is low-margin and net deposits for this business can be lumpy.

Annualized revenues gained / (lost) on net deposits

Annualized revenues lost on net deposits amounted to GBP 6 million for the first half-year of 2023, predominantly due to the gradual run-off of the traditional product portfolio, partially offset by revenues gained on net deposits in the Workplace channel.

August 17, 2023 1H23 results press release

Platform expenses as a percentage of assets under administration

Platform expenses as a percentage of assets under administration (AuA) amounted to 24 basis points in the first half of 2023, and rose compared with the same period of 2022. This was mostly driven by higher employee expenses which more than offset favorable market movements on assets under administration and net deposits on the platform.

August 17, 2023 1H23 results press release

Business update Asset Management

Asset Management			unaudited

Business update

EUR millions	Notes	1H 2023	1H 2022%

General Account		(693)	(6,229)	89
Affiliate		(542)	(2,950)	82
Third Party		(574)	(399)	(44)
Global Platforms		(1,808)	(9,579)	81
Strategic Partnerships		(615)	3,459	n.m.
Net deposits/(outflows)	7	(2,424)	(6,120)	60

Strategic KPIs

Annualized revenues gained/(lost) on net deposits - Global Platforms		0.8	(9.8)	n.m.

General Account		90,765	101,555	(11)
Affiliate		63,698	62,139	3
Third Party		83,834	89,012	(6)
Global Platforms		238,297	252,706	(6)
Strategic Partnerships		54,799	62,007	(12)
Assets under Management		293,096	314,713	(7)

Aegon Asset Management (Aegon AM) aims to improve efficiency and drive growth through third-party assets and by increasing the share of proprietary investment solutions in the affiliate business.

Strategic developments

Aegon AM has closed the previously announced acquisition of NIBC Bank’s European Collateralized Loan Obligation (CLO) management activities. In addition, the strategic partnership with Lakemore Partners to drive the growth of Aegon AM’s US CLO platform, which was announced in April has come into effect.

In July 2023, Aegon AM and La Banque Postale announced an extension of their asset management joint venture in LBP AM through 2035, in which Aegon AM holds a 25% stake. Aegon AM participated in LBP AM’s capital raising to support the acquisition of La Financière de l’Echiquier, which will consolidate LBP AM’s market position. The extension of the joint venture, as well as participation in the capital raising, fits into Aegon’s strategy of investing in – and growing – its various successful joint ventures.

Business update

Net deposits

Third-party net outflows in Global Platforms amounted to EUR 0.6 billion in the first half of 2023 compared with net outflows of EUR 0.4 billion in the same period of 2022. Net deposits in the Dutch mortgage fund and other asset-backed fixed income products were more than offset by outflows in fiduciary management and other asset classes.

Third-party net outflows in Strategic Partnerships amounted to EUR 0.6 billion in the first half of 2023 compared with net deposits of EUR 3.5 billion in the same period of last year, and largely occurred in the Chinese asset management joint venture Aegon-Industrial Fund Management Company (AIFMC). Investor sentiment in China remained weak, resulting in lower gross deposits and higher outflows compared with the first half of 2022.

Net outflows from the general account were EUR 0.7 billion in the first half of 2023, compared with net outflows of EUR 6.2 billion in the prior year period. Net outflows in the first half of 2022 were largely attributable to rising interest rates, which led to redemptions.

August 17, 2023 1H23 results press release

Net outflows from affiliates amounted to EUR 0.5 billion in the first half of 2023 compared with elevated levels of net outflows in the same period of 2022, which then amounted to EUR 3.0 billion.

Annualized revenues gained / (lost) on net deposits

Annualized revenues gained on net deposits for Global Platforms amounted to EUR 1 million for the first half of 2023, driven by a more favorable asset mix.

Assets under management

Assets under management decreased by EUR 22 billion compared with June 30, 2022, to EUR 293 billion. This was mainly driven by unfavorable currency impacts, third-party net outflows and unfavorable market movements.

August 17, 2023 1H23 results press release

Business update International

International			unaudited

Business update

EUR millions	Notes	1H 2023	1H 2022%

Spain & Portugal		25	30	(17)
China		82	45	80
Brazil		59	44	35
TLB and others		9	4	164
New life sales (recurring plus 1/10 single)	2,7	175	123	42

New premium production accident & health insurance		29	16	85
New premium production property & casualty insurance		38	48	(20)

In Spain & Portugal, China and Brazil, Aegon is investing in profitable growth. Transamerica Life Bermuda (TLB) is classified as a Financial Asset, for which Aegon is maximizing its value through active in-force management, disciplined risk management, and capital management actions while continuing to make profitable sales on a selective basis. Its closed block of universal life insurance liabilities is reinsured with Transamerica.

Strategic developments

In the first half of 2023, Aegon announced the completion of the divestment of its businesses in Poland and Romania to Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). This concluded the full sale of Aegon’s insurance, pension and asset management business in Central and Eastern Europe to VIG. Aegon also sold the Japanese and Hong Kong operations of Aegon Insights, its direct-marketing business that has been in run-off since 2017. Furthermore, Aegon announced the sale of its 56% stake in its Indian associate, Aegon Life Insurance Company (ALIC), to Bandhan Financial Holdings Limited, an Indian financial services company. The completion of the proposed transaction is subject to customary regulatory approvals. These sales underscore Aegon’s commitment to exit non-core businesses.

In line with Aegon’s strategy to invest in growth assets where it can achieve the highest returns for its stakeholders, Aegon has increased its economic stake in its Brazil partnership by approximately 4%. Aegon now has a 59% economic ownership in the joint venture Mongeral Aegon Seguros e Previdência SA (MAG).

Business update

New life sales

New life sales increased by 42% compared with the first half of 2022 to EUR 175 million.

•

New life sales in Spain & Portugal decreased by 17% to EUR 25 million due to the divestment of Aegon’s stake in the joint venture with Liberbank, and reduced demand for mortgage-linked life sales in Santander Life given high interest rates.

•	New life sales in China increased by 80% to EUR 82 million mainly driven by success in the bancassurance and brokerage channels following the relaxation of the country’s COVID-19 measures.

•	In Brazil, new life sales increased by EUR 15 million to EUR 59 million mainly as a result of business growth and higher credit life sales.
•	For TLB and others, new life sales improved to EUR 9 million driven by higher indexed universal life sales in Singapore and Bermuda.

New premium production for non-life business

New premium production for accident & health insurance amounted to EUR 29 million, an increase of 85% compared with the first half of 2022, driven by business growth in Spain & Portugal in all Spanish sales channels, in particular from health products.

August 17, 2023 1H23 results press release

New premium production for property & casualty insurance decreased by 20% to EUR 38 million driven by Spain & Portugal from lower sales of funeral products while higher interest rates led to lower demand for mortgages resulting in fewer household policies being sold.

August 17, 2023 1H23 results press release

Capital position

Aegon N.V.					unaudited

Main capital ratios
		2023	2023		2022
in millions	Notes	Jun. 30	Mar. 31%		Dec. 31

United States (USD)
Available capital		8,280	8,183	1	7,984
Required capital		1,939	1,875	3	1,877
US RBC ratio		427%	436%		425%

Scottish Equitable plc (UK) (GBP)
Own funds		1,920	2,037	(6)	1,993
SCR		1,154	1,188	(3)	1,182
UK SE Solvency II ratio		166%	171%		169%

NL Life (EUR)
Own funds		4,548	4,576	(1)	4,627
SCR		2,408	2,398	-	2,205
NL Life Solvency II ratio		189%	191%		210%

Aegon N.V. (EUR)
Eligible own funds		16,401	16,766	(2)	16,332
Consolidated Group SCR		8,117	7,988	2	7,844
Group Solvency II ratio	8,9	202%	210%		208%

Aegon N.V.				unaudited

Capital generation

EUR millions	Notes	1H 2023	1H 2022%

Earnings on in-force		632	469	35
Release of required		288	281	2
New business strain		(428)	(337)	(27)
Operating capital generation ¹		492	413	19
One-time items ¹		(224)	1,362	n.m.
Market impacts		(178)	(987)	82
Capital generation		90	788	(89)

1. Operating capital generation from Aegon the Netherlands is recorded as one-time item

Aegon N.V.				unaudited

Operating capital generation

EUR millions	Notes	1H 2023	1H 2022%

Americas		439	306	44
United Kingdom		74	102	(28)
Asset Management		70	77	(9)
International		37	63	(41)
Operating capital generation before Holding and other activities		620	548	13
Holding and other activities		(128)	(135)	5
Operating capital generation after Holding and other activities		492	413	19

August 17, 2023 1H23 results press release

Americas				unaudited

Capital generation

USD millions	Notes	1H 2023	1H 2022%

Earnings on in-force		606	421	44
Release of required		184	170	8
New business strain		(315)	(256)	(23)
Operating capital generation		475	334	42
One-time items		(404)	506	n.m.
Market impacts		66	(839)	n.m.
Capital generation		136	2	n.m.

Strategic Assets		316	250	26
Financial Assets ¹		159	84	90
Operating capital generation		475	334	42

1. Includes the capital generation of Universal Life for all periods. The classification of Universal Life has been changed to Financial Asset at the 2023 Capital Markets Day.

Aegon N.V.				unaudited

Cash Capital at Holding

EUR millions	Notes	1H 2023	1H 2022%

Beginning of period		1,614	1,279	26

Americas		256	227	13
United Kingdom		64	58	11
Asset Management		15	85	(82)
International		80	47	71
The Netherlands ¹		-	110	n.m.
Holding and other activities		-	-	n.m.
Gross remittances		416	527	(21)

Funding and operating expenses		(129)	(133)	3
Free cash flow		287	394	(27)

Divestitures and acquisitions		(61)	640	n.m.
Capital injections		(60)	(49)	(22)
Capital flows from / (to) shareholders		(433)	(100)	n.m.
Net change in gross financial leverage		-	(417)	n.m.
Other		(31)	(66)	53

End of period		1,315	1,680	(22)

1. From 2H 2022 onwards the gross remittances from Aegon the Netherlands to group are not recognized in Cash capital at Holding.

Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its financial and strategic objectives. It allows the company to build leading, advantaged businesses in its chosen markets that create value for its customers, shareholders and other stakeholders. Aegon has a clear capital management framework in place that informs its capital deployment decisions. This framework is based on maintaining an adequate capitalization of its business units, Cash Capital at Holding, and gross financial leverage.

Capital ratios

US RBC ratio

The estimated RBC ratio in the US increased from 425% on December 31, 2022, to 427% on June 30, 2023, and remained well above the operating level of 400%. Market movements had a marginal positive impact on the RBC ratio with benefits from favorable equity markets being largely offset by fund basis risk. One-time items had a negative impact driven by the investments made in Strategic Assets and the annual assumption updates, in line with previous guidance. Operating capital generation contributed favorably to the US RBC ratio, and more than offset remittances to the Holding.

August 17, 2023 1H23 results press release

UK Solvency II ratio

The estimated Solvency II ratio for Scottish Equitable Plc decreased from 169% on December 31, 2022, to 166% on June 30, 2023, and remained above the operating level of 150%. The decrease in the ratio reflects a negative impact from market movements and a remittance to the UK intermediate holding to fund both remittances to the Group Holding and Aegon UK’s announced acquisition of NBS’ advisory business. These more than offset the positive contribution from operating capital generation and some smaller one-time items.

Group Solvency II ratio

Aegon’s Group Solvency II ratio decreased from 208% to 202% during the first half of 2023. Capital generation after holding expenses amounted to EUR 90 million but was more than offset by the deduction of the 2023 interim dividend and a reduction of eligible own funds due to tiering restrictions. Unfavorable market movements totaled EUR 178 million, and notably included the impact of lower real estate valuations in the Netherlands. One-time items amounted to a loss of EUR 224 million and were mainly driven by the investments made in Strategic Assets and the impact of the annual assumption updates, both in the US. As previously announced, the results of Aegon’s Dutch business are reported as one-time items, but are still included in the reported Group Solvency II ratio.

Operating capital generation

Operating capital generation for Aegon amounted to EUR 492 million after holding funding and operating expenses, compared with EUR 413 million in the first half of last year. Earnings on in-force amounted to EUR 632 million, an increase of 35% compared with the first half of 2022. This was driven by the US, and reflects improved claims experience and the growth of Strategic Assets. Release of required capital of EUR 288 million remained broadly stable compared with the prior year period. New business strain amounted to EUR 428 million, an increase of EUR 91 million compared with the first half of last year. This mostly relates to the Americas, and is in line with the company’s aim of driving profitable growth in the US Strategic Assets. Holding funding and operating expenses amounted to EUR 128 million, which is a decrease of EUR 7 million compared with the prior year period.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at the Holding decreased during the first half of 2023 from EUR 1,614 million to EUR 1,315 million. This was largely due to previously announced capital returns to shareholders, which consisted of the payment of the 2022 final dividend of EUR 232 million and the EUR 200 million share buyback program that was finalized in the second quarter of 2023. The capital return to shareholders was partly offset by free cash flow of EUR 287 million. Divestitures and acquisitions amounted to an outflow of EUR 61 million, since the previously announced acquisition of the CLO business of NIBC by Aegon AM and the extension of Aegon AM’s joint venture partnership with La Banque Postale AM more than offset the proceeds from completion of the sale of Aegon’s business in Romania and Poland. Capital injections totaled EUR 60 million and notably included a previously announced injection into India. Other items totaled EUR 31 million of cash outflow and were driven by the previously announced EUR 43 million share buyback in the context of variable compensation plans.

Interim dividend 2023

Aegon aims to pay out a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance so allows. Aegon targets a dividend per common share of around EUR 0.30 over 2023. At its 2023 Capital Markets Day, Aegon guided for dividend growth to around EUR 0.40 over 2025. Aegon announces today an interim dividend for 2023 of EUR 0.14 per common share, which represents an increase of EUR 0.03 compared with the interim dividend for 2022.

As previously announced, Aegon has moved to a cash-only dividend. Aegon’s shares will be quoted ex-dividend on August 29, 2023. The record date for the dividend will be August 30, 2023, and the dividend will be payable as of September 27, 2023.

August 17, 2023 1H23 results press release

Share buyback program

On July 6, 2023, Aegon announced the beginning of a EUR 1.5 billion share buyback program. This program followed the completion of the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. The share buyback program is expected to be completed on or before June 30, 2024, barring unforeseen circumstances. Aegon intends to cancel these shares subject to the relevant board, shareholder and regulatory approvals.

August 17, 2023 1H23 results press release

Results overview

Aegon N.V.				unaudited

Results overview

EUR millions	Notes	1H 2023	1H 2022%

US Individual Solutions		496	485	2
US Workplace Solutions		132	121	9
Americas		628	605	4
United Kingdom		111	93	19
Global Platforms		12	30	(61)
Strategic Partnerships		62	87	(29)
Asset Management		74	117	(37)
Spain & Portugal		41	33	21
China (ATHTF)		10	13	(22)
Brazil		19	11	71
TLB		27	39	(31)
Other		(2)	(10)	82
International		95	87	9
Holding and other activities		(91)	(107)	15
Operating result	1	818	796	3
Fair value items		11	88	(87)
Realized gains/(losses) on investments		(95)	(135)	30
Net impairments		(96)	(84)	(14)
Non-operating items		(180)	(132)	(36)
Other income/(charges)	4	(870)	(550)	(58)
Result before tax		(232)	114	n.m.
Income tax		33	(68)	n.m.
Net result		(199)	46	n.m.
Interest on financial leverage classified as equity after tax		(24)	(16)	(52)
Net result after interest on financial leverage classified as equity		(223)	30	n.m.

Average common shareholders’ equity		8,456	11,204	(25)
Return on Equity[1]	3	15.6%	11.5%

Americas		737	735	-
United Kingdom		185	181	2
Asset Management		65	65	1
International		180	184	(2)
Holding and other activities		53	54	(1)
Addressable expenses [2]	6	1,220	1,218	-
Operating expenses		1,497	1,426	5

1 Operating result after tax and after interest on financial leverage classified as equity / average common shareholders’ equity

2 Addressable expenses for all reporting periods are reported at constant currency at the current period YTD foreign exchange rate.

August 17, 2023 1H23 results press release

Aegon N.V.				unaudited

New business

EUR millions	Notes	1H 2023	1H 2022%

New business value ¹
Americas		223	185	21
The Netherlands		-	12	n.m.
United Kingdom		41	28	44
International		52	41	25
Group new business value		316	266	19

Americas		156	158	(1)
The Netherlands		-	12	n.m.
United Kingdom		7	5	38
International (Spain & Portugal, TLB)		-	5	n.m.
IFRS new business value[2]		163	180	(9)

MCVNB - Americas (Retirement Plans)		67	27	152
MCVNB - United Kingdom (IFRS 9 pension business)		34	23	45
MCVNB - International (Spain & Portugal short-term insurance business, China and Brazil)		52	36	43
MCVNB		152	86	77

1. New business value reflects the sum of the IFRS new business value and MCVNB.

2. IFRS new business value is calculated as the sum of the new business contractual service margin and new onerous contracts, after reinsurance (excluding retrospective impacts) and tax.

Operating result

Aegon’s operating result increased by 3% compared with the first half of 2022 to EUR 818 million. Higher operating results in the Americas, the UK, and International were partially offset by a reduced operating result in Aegon AM, reflecting adverse market conditions and outflows.

Americas

The operating result from the Americas increased by 4% to EUR 628 million in the first half of 2023 from EUR 605 million in the same period in 2022. In local currency, the operating result from the Americas increased by 3% to USD 679 million in the first half-year 2023. The increase of the operating result was driven by an improvement in mortality claims experience. Unfavorable experience of USD 30 million in the first half-year 2023 compared with a COVID-19-driven unfavorable experience of USD 148 million in the first half of 2022. This improvement was largely offset by a decrease in the net investment result, partly from higher interest expense on short-term variable rate borrowings. The non-insurance operating result benefitted from growth in both Retirement Plans and WFG.

•

In Individual Solutions, the operating result increased by USD 6 million to USD 536 million in the first half of 2023 compared with the prior year period. Higher releases of Contractual Service Margin (CSM) and risk adjustment, an improvement in mortality claims experience in Individual Life, and growth in WFG and Mutual Funds earnings contributed to the increase. Partly offsetting these improvements was a decreasing net investment result and USD 20 million in unfavorable morbidity claims payments relative to expectations in Individual Health compared with experience in the prior year that was in line with expectations.

•

In Workplace Solutions, the operating result increased by USD 10 million compared with the same period in 2022 to USD 142 million. The operating result of Retirement Plans increased from higher net investment result from growth in General Account Stable Value and from improved experience variance on annuitization payments in group annuities, partly offset by a decrease in record-keeping fee revenues. This was partly offset mainly by unfavorable morbidity experience of USD 10 million in supplemental health products which compared with marginally positive morbidity experience in the first half of 2022.

August 17, 2023 1H23 results press release

United Kingdom

The operating result from the United Kingdom increased by 19% compared with the first half of 2022 to EUR 111 million. In local currency, the operating result increased by 24%, over the same period to GBP 97 million. This was mainly driven by a higher net investment result, which benefitted from favorable equity markets and higher interest rates, and partly offset by the impact of the planned transfer of the protection business to Royal London. The part of the platform business that is not accounted for as insurance business resulted in an operating loss that increased over the reporting period due to a reduction in fee income and outflows in the Retail channel. The benefit of higher net deposits in the Workplace channel was more than offset by higher expenses as we grow this business.

Asset Management

The operating result from Aegon AM amounted to EUR 74 million in the first half of 2023, a decrease of 37% compared with the same period of 2022. The decrease was driven by lower management fees in both Global Platforms and Strategic Partnerships, mainly as a consequence of lower asset balances due to adverse market conditions and outflows. This was partially offset by lower operating expenses.

International

The operating result from the International segment increased by 9% to EUR 95 million compared with EUR 87 million in the first half of 2022. The increase is driven by a higher operating result from Spain & Portugal of EUR 41 million, resulting from higher revenues and a one-time negative item in the first half of 2022, which more than offset the lost earnings from the sale of the 50% stake in the Spanish insurance joint venture with Liberbank in 2022. The operating result in Brazil increased due to business growth, a higher net investment result, and more favorable claims experience, while the operating result in China decreased mainly from a lower investment result as a consequence of a change in asset mix. The operating result from TLB was EUR 27 million and decreased by 31% following the internal reinsurance transaction between TLB and Transamerica in the second half of 2022.

Holding

The operating result from the Holding was a loss of EUR 91 million, and mainly reflects funding expenses.

Non-operating items

The result from non-operating items amounted to a loss of EUR 180 million in the first half of 2023, mainly as a result of realized losses on investments and net impairments.

Fair value items

Fair value items were a gain of EUR 11 million, mainly driven by the Americas and partly offset by fair value losses in the UK.

In the Americas, fair value items amounted to a gain of EUR 79 million in the first half of 2023. Variable Annuity fair value items amounted to a gain of EUR 79 million as favorable markets led to gains on onerous contracts which were partly offset by some losses from fund basis risk. Market impacts on IUL hedging and fixed annuities resulted in a net gain of EUR 21 million driven by a mismatch between the asset returns and the projected crediting rate methodology. Fair value investments amounted to a loss of EUR 22 million mainly driven by the underperformance of private equity investments and partly offset by gains on derivatives due to credit spread tightening.

In the UK, fair value items amounted to a loss of EUR 40 million in the first half of 2023 and reflect the negative revaluations of hedges used to protect the solvency position and the impact of higher interest rates.

August 17, 2023 1H23 results press release

Realized losses on investments

Realized losses on investments amounted to EUR 95 million and were driven by the Americas. There, realized losses on investments amounted to EUR 96 million, mainly from the sale of bonds in the context of the agreement to reinsure a part of the SGUL portfolio to Wilton Re as well as to enable a reduction of short-term variable rate borrowings. This was partly offset by a gain from the disposition of bonds with an expected credit loss (ECL) balance.

Net impairments

Net impairments for the Group were EUR 96 million. These were driven by EUR 64 million of net impairments in the Americas from ECL balance increases, mainly from a more conservative economic forecast in the ECL model and from purchases of new debt instruments. In International, net impairments of EUR 25 million related mainly to write-offs in the India associate prior to the announcement of its divestment in July 2023.

Other charges

Other charges amounted to EUR 870 million, which includes a net charge from the Netherlands. Note that the entire result of the Netherlands has been recorded as Other income following the announcement of the transaction with a.s.r.

Other charges in the Americas amounted to EUR 574 million, in line with what was announced at the 2023 CMD. These were driven by EUR 317 million investments in the Life operating model and restructuring of an earn-out agreement with a founding WFG agent. Furthermore, there were EUR 257 million charges from model and assumption updates.

In International, Other charges of EUR 110 million were driven by a book loss from the completion of the divestment of Aegon’s businesses in Romania and Poland.

The loss in the Netherlands amounted to EUR 110 million and was driven by a further impairment, which was partially offset by a positive net result from Aegon the Netherlands as a standalone entity.

Net result

The result before tax amounted to a loss of EUR 232 million as the operating result is more than offset by Other charges and non-operating items. The tax benefit for the quarter amounts to EUR 33 million, mainly driven by the dividends received deduction and tax credits in the Americas. The net result was a loss of EUR 199 million.

Expenses

Addressable expenses remained stable on a constant currency basis when compared with the first half of 2022, at EUR 1,220 million. This reflects increased employee expenses in the US and UK in part due to inflation. It also reflects a decrease in the spend on outsourced activities.

Operating expenses increased by 5%, or EUR 71 million compared with the first half of 2022 to EUR 1,497 million. This was mainly driven by an increase in restructuring expenses, which was driven by the one-time investments in Transamerica in its efficient operating model in order to improve customer service and product manufacturing. These more than offset the favorable impact from the completion of the sale of Aegon’s businesses in Central and Eastern Europe.

New business value

With the introduction of IFRS 17, Aegon uses two measures for valuing new business. For longer-term products accounted for under IFRS 17, Aegon calculates an “IFRS new business value,” which is defined as the CSM added as a result of writing profitable new life insurance business, offset by the loss associated with any new onerous contracts issued, both after tax and reinsurance. For other products for which we have traditionally reported an MCVNB but are not captured by IFRS new business value, Aegon continues to calculate a market consistent value of new business. The two combined measures comprise new business value.

August 17, 2023 1H23 results press release

Aegon’s total new business value amounted to EUR 316 million in the first half of 2023 and compared with EUR 266 million in the first half of 2022. In the first half of 2023, it included IFRS new business value of EUR 163 million, and market consistent value of new business of EUR 152 million. The increase is mostly driven by an improvement of market consistent value of new business in US Retirement Plans.

Americas

The new business value in the US amounted to EUR 223 million, an increase of 21% compared to the first half of 2022.

The IFRS new business value of Americas remained largely stable at EUR 156 million in the first half of 2023 compared with the same period in 2022. In the Individual Solutions business, new life sales increased by 17% with Indexed Universal Life remaining the driver of IFRS new business value, while profit margins in Term Life products decreased and provided a partial offset to new business value. Variable Annuities products without significant interest guarantees contributed more than in the prior year period to the IFRS new business value due to a more favorable interest rate environment and improved product pricing. In Workplace Solutions, lower sales volumes in Health reduced IFRS new business value, which offset the growth in Individual Solutions.

For Retirement Plans, the market consistent value of new business increased from EUR 27 million in the first half of 2022 to EUR 67 million in the first half-year 2023. This was driven by higher written sales and an improved product mix with more assets being deposited in general account stable value and IRA products.

United Kingdom

In the UK, total new business value amounted to EUR 41 million, an increase of EUR 14 million compared with the first half of 2022.

IFRS new business value amounted to EUR 7 million in the first half of 2023, as compared with EUR 5 million in the first half of 2022. New business generated during the period was driven by upgrades of traditional products to the digital platforms, which will reduce over time. The majority of the new business generated on the core platform businesses is not reported under IFRS 17.

The market consistent value of new business for the pension business of the UK that is reported under IFRS 9 increased from EUR 23 million in the first half of 2022 to EUR 34 million in the first half of 2023. This increase reflects higher volumes in the Workplace business.

International

The new business value in International amounted to EUR 52 million, an increase of 25% compared to the first half of 2022.

The IFRS new business value of International – which encompasses all the new business in TLB and the majority of new business in Spain & Portugal – in the first half of 2023 was EUR 0 million, a decrease of EUR 5 million compared with the first half of 2022. The decrease was mainly driven by lower sales of funeral products and lower demand for mortgages resulting in fewer household policies being sold in Spain & Portugal.

The market consistent value of new business of International – which represents the new business value created in China and Brazil, and that arising from the short-term business in Spain & Portugal – amounted to EUR 52 million in the first half of 2023, an increase of EUR 16 million compared with the prior year period. This reflects significant sales growth in China following the relaxation of the country’s COVID-19 measures and business growth in Brazil. There was a partial offset from the impact of the sale of the 50% stake in the Spanish insurance joint venture with Liberbank.

August 17, 2023 1H23 results press release

Balance sheet items

Aegon N.V.				unaudited
Balance sheet items

EUR millions	Notes	2023 Jun. 30	2022 Dec. 31%
Shareholders’ equity		8,148	8,815	(8)

Gross financial leverage		5,586	5,621	(1)
Gross financial leverage ratio (%)		27.4%	25.7%

Americas		5,158	5,801	(11)
United Kingdom		1,146	1,300	(12)
International		123	121	2
Eliminations		20	5	n.m.

Contractual Service Margin (CSM)[1] (pro-forma after tax)		6,446	7,227	(11)

[1]	On IFRS basis, i.e. excluding joint ventures & associates.

Aegon N.V.				unaudited

Contractual Service Margin (CSM)

EUR millions	Notes	1H 2023	1H 2022%

CSM balance at beginning of period		9,128	11,841	(23)

Americas		214	206	4
Netherlands		0	19	n.m.
United Kingdom		(29)	8	n.m.
International		9	11	(19)
New business		194	245	(21)

Americas		(386)	(403)	4
Netherlands		0	(92)	n.m.
United Kingdom		(83)	(88)	6
International		(15)	(16)	4
CSM release		(483)	(599)	19

Accretion of interest		126	105	20
Claims and policyholder experience variance		(163)	(232)	30
Non-financial assumption changes		(554)	(35)	n.m.
Non-disaggregated risk adjustment		(107)	881	n.m.
Market impact on unhedged risk of VFA products		345	(871)	n.m.
Net exchange differences		(105)	590	n.m.
Other movements		(78)	(42)	(88)

CSM balance at end of period		8,302	11,882	(30)

Shareholders’ equity

As of June 30, 2023, shareholders’ equity was EUR 8.1 billion, or EUR 4.23 per common share; this was EUR 0.7 billion lower than that at December 31, 2022. The reduction in equity was mainly driven by capital return to shareholders and the net loss in the first half of 2023.

Gross financial leverage

Gross financial leverage remained unchanged in the first half of 2023 at EUR 5.6 billion.

August 17, 2023 1H23 results press release

Contractual Service Margin

The contractual service margin (CSM) amounted to EUR 8.3 billion per June 30, 2023, a decrease of EUR 0.8 billion compared with December 31, 2022.

The CSM release of EUR 483 million was mainly driven by the run-off of the Financial Assets in the Americas and of the traditional book in the UK. New business contributed EUR 194 million to CSM, mainly driven by growth in the US Individual Life business, while the reinsurance of the protection book in the UK had a negative impact. Interest accretion contributed another EUR 126 million to CSM.

Previously announced assumption changes in the Americas drove an overall decrease in CSM. The reduction of future profits from the removal of the morbidity improvement assumption and an increase in the inflation assumption for long-term care were partly offset by an increase of CSM from long-term care premium rate increases. The expected near term impacts of the COVID-19 pandemic were reflected in the mortality improvement assumption, and the impacts of the opioid crisis on expected mortality, especially on younger lives, was reflected as well. In addition, the impact of investments Aegon will make into a more customer focused operating model for Life was reflected in the assumptions, and reduced the CSM.

The negative claims and policyholder experience variance was driven by unfavorable experience in Individual Life and unfavorable lapse and utilization experience on Variable Annuities, both in the US.

Markets had a favorable impact on the CSM for products accounted for under the variable fee approach (VFA), primarily variable annuities in the US. The present value of base contract fees on variable annuities, which we do not hedge, and that of fees on unit linked insurance products in the UK increased as a consequence of rising equity markets, resulting in a EUR 345 million increase in CSM. Various other items, including the impact of interest rate changes on the risk adjustment – which are reflected in the CSM – and currency movements had a negative impact of EUR 290 million on the CSM.

August 17, 2023 1H23 results press release

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.00 a.m. CET.

Supplements

Aegon’s first half 2023 Financial Supplement and other supplementary documents are available on aegon.com.

Conference call including Q&A

The conference call starts at 9:00 am CET, with an audio webcast on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following registration link. Directly after registration you will see your personal pin on the confirmation screen and additionally you will receive an email with the call details and again your personal pin to enter the conference call. To avoid any unforeseen connection issues, it’s recommended to make use of the ‘call me’ option. Two hours after the conference call, a replay will be available on aegon.com.

Click to join

With ‘Call me’, there’s no need to dial-in. Simply click the following registration link and select the option ‘Call me’. Enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Should you wish not to use the ‘click to join’ function, dial-in numbers are also available.

Dial-in numbers for conference call

United States: +1 864 991 4103 (local)

United Kingdom: +44 808 175 1536 (toll-free)

The Netherlands: +31 800 745 8377 (toll-free)

The Netherlands: +31 970 102 86838 (toll)

Passcode: you will receive a personal pin upon registration.

Financial calendar 2023

Extraordinary general meeting – September 29 and 30, 2023

Trading update third quarter 2023 – November 16, 2023

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection and retirement solutions. Its portfolio of businesses includes fully owned subsidiaries in the US, UK and a global asset manager. In addition, Aegon has partnerships in Spain & Portugal, Brazil, and China, which create value by combining strong local partners with Aegon’s international expertise. In the Netherlands, Aegon generates value via a strategic shareholding in a market leading insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Contacts
Media relations	Investor relations

Carolien van der Giessen	Hielke Hielkema

+31(0) 6 11953367	+31(0) 70 344 7697

carolien.vandergiessen@aegon.com	hielke.hielkema@aegon.com

August 17, 2023 1H23 results press release

Notes (1 of 3)

1)

Segment total operating result, operating result after tax, operating expenses, addressable expenses, income tax (including joint ventures (jv’s) and associated companies) and result before tax (including jv’s and associated companies) are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Segment information						unaudited
	First half 2023			First half 2022

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated	Segment total	Joint ventures and associates eliminations	Consolidated
Operating result after tax	686	(14)	671	658	(15)	643
Tax on operating result	(132)	35	(97)	(139)	38	(101)
Operating result	818	(49)	768	796	(53)	743
Fair value items	11	0	11	88	6	93
Realized gains / (losses) on investments	(95)	(3)	(99)	(135)	(1)	(137)
Net impairments	(96)	0	(96)	(84)	0	(84)
Non-operating items	(180)	(3)	(183)	(132)	5	(127)
Other income / (charges)	(870)	17	(852)	(550)	9	(541)
Result before tax	(232)	(35)	(267)	114	(39)	75
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	35	(35)	0	39	(39)	0
Income tax (expense) / benefit	33	35	69	(68)	39	(29)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(35)	35	0	(39)	39	0
Net result	(199)	0	(199)	46	0	46

Segment information				unaudited
	Second half 2022

EUR millions	Segment total	Joint ventures and associates eliminations	Consolidated
Operating result after tax	758	35	793
Tax on operating result	(247)	41	(206)
Operating result	1,005	(6)	999
Fair value items	(198)	3	(195)
Realized gains / (losses) on investments	(345)	(15)	(360)
Net impairments	(38)	1	(37)
Non-operating items	(581)	(12)	(593)
Other income / (charges)	(1,265)	(28)	(1,293)
Result before tax	(841)	(46)	(887)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	46	(46)	0
Income tax (expense) / benefit	(111)	46	(65)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(46)	46	0
Net result	(951)	0	(951)

August 17, 2023 1H23 results press release

Notes (2 of 3)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage by the average shareholders’ equity excluding the revaluation reserve.
4)	Included in Other income/(charges) are income/(charges) made to policyholders with respect to income tax in the United Kingdom.
5)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

6)	Reconciliation of addressable expenses to operating expenses, the most directly comparable IFRS measure.

			unaudited
EUR millions	1H 2023	1H 2022%
Insurance related employee expenses	289	302	(4%)
Non insurance related employee expenses	536	538	(0%)
Insurance related administrative expenses	289	269	7%
Non insurance related administrative expenses	394	327	20%
Operating expenses for IFRS reporting	1,508	1,436	5%
Discontinued operations - intercompany elimination	(12)	(10)	-
Operating expenses related to joint ventures and associates	144	146	(1%)
Operating expenses in result of operations	1,641	1,573	4%
Operating expenses related to joint ventures and associates	(144)	(146)	1%
Amounts attributed to insurance acquisition cashflows	(26)	(26)	-
Restructuring expenses	(135)	(17)	n.m.
Operational improvement plan expenses	(108)	(146)	26%
Acquisition and disposals	(8)	(19)	58%
Addressable expenses	1,220	1,218	n.m.

7)	New life sales and net deposits / (outflows) data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
8)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does include Aegon Bank N.V. As the UK With- Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

9)

The Solvency II capital ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators. The Solvency II capital calculation is subject to supervisory review on an ongoing basis.

10)	The numbers in this release are unaudited.

August 17, 2023 1H23 results press release

Notes (3 of 3)

Aegon N.V.
Exchange rates
	2023		2022

	EUR /USD	EUR /GBP	EUR /USD	EUR /GBP
Full year YTD income statement (average rate)	n/a	n/a	1.0534	0.8528
First half YTD income statement (average rate)	1.0806	0.8763	1.0933	0.8425
Full year balance sheet (closing rate)	n/a	n/a	1.0673	0.8872
First half balance sheet (closing rate)	1.0910	0.8581	1.0455	0.8608

August 17, 2023 1H23 results press release

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Cautionary note regarding non-EU-IFRS measures

This document includes the following non-EU-IFRS financial measures: operating result, MCVNB, IFRS new business value, return on equity and addressable expenses. These non-EU-IFRS measures, except for addressable expenses, are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Operating result reflects Aegon’s result from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. MCVNB is the abbreviation for Market Consistent Value of New Business and is not based on EU-IFRS and should not be viewed as a substitute for EU-IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. IFRS new business value is calculated as the sum of the new business contractual service margin and new onerous contracts, after reinsurance (excluding retrospective impacts) and tax. Return on equity is a ratio using a non-EU-IFRS measure and is calculated by dividing the operating result after tax less cost of leverage by the average shareholders’ equity. Operating expenses are all expenses associated with selling and administrative activities (excluding commissions). This includes certain expenses recorded in other charges for segment reporting, including restructuring charges. Addressable expenses are calculated by excluding the following items from operating expenses: direct variable acquisition expenses, restructuring expenses (including expenses related to the operational improvement plan), expenses in joint ventures and associates and expenses related to acquisitions and disposals. Addressable expenses are reported on a constant currency basis. Aegon believes that these non-EU-IFRS measures, together with the EU-IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

o	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
o	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;
o	Changes in the performance of financial markets, including emerging markets, such as with regard to:
•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
•	The impact from volatility in credit, equity, and interest rates;
o	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
o

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

o

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

o

The effect of the European Union’s Solvency II requirements, applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

o	Changes affecting interest rate levels and low or rapidly changing interest rate levels;
o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
o	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;
o

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

o	Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;
o

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

o	The frequency and severity of insured loss events;
o	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

August 17, 2023 1H23 results press release

o

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

o	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
o

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

o	Customer responsiveness to both new products and distribution channels;
o	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;
o

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

o

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

o

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

o	Changes in the policies of central banks and/or governments;
o	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
o

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

o

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

o	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
o

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

o

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

o

Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations; and

o

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon may provide information that is not necessarily material for SEC reporting purposes but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), internal controls, and assumptions or third-party information that are still evolving and subject to change.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the [2022 Integrated] Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

World Financial Group (WFG)

WFG consists of:

In the United States, World Financial Group Insurance Agency, LLC (in California, doing business as World Financial Insurance Agency, LLC), World Financial Group Insurance Agency of Hawaii, Inc., World Financial Group Insurance Agency of Massachusetts, Inc., and / or WFG Insurance Agency of Puerto Rico, Inc. (collectively WFGIA), which offer insurance and annuity products.

In the United States, Transamerica Financial Advisors, Inc. is a full-service, fully licensed, independent broker-dealer and registered investment advisor. Transamerica Financial Advisors, Inc. (TFA), Member FINRA, MSRB, SIPC , and registered investment advisor, offers securities and investment advisory services.

In Canada, World Financial Group Insurance Agency of Canada Inc. (WFGIAC), which offers life insurance and segregated funds. WFG Securities Inc. (WFGS), which offers mutual funds. WFGIAC and WFGS are affiliated companies.